Exhibit 99.1

OneConnect Announces Annual General Meeting Results

SHENZHEN, China--(BUSINESS WIRE) -- OneConnect Financial Technology Co., Ltd. (“OneConnect” or the “Company”) (NYSE: OCFT), a leading technology-as-a-service provider for financial institutions in China, today announced the results of its annual general meeting of shareholders held in Shenzhen on April 8, 2022.

At the meeting, the shareholders of OneConnect Financial Technology Co., Ltd. approved, ratified and/or confirmed each of the following resolutions:

1.	the resolution that the Company’s third amended and memorandum and articles of association be amended and restated by the deletion in their entirety and by the substitution in their place of the fourth amended and restated memorandum and articles of association, substantially in the form as set out in the notice of annual general meeting announced on the Company’s website on March 3, 2022, conditional upon and effective immediately prior to the completion of the Company’s listing on The Stock Exchange of Hong Kong Limited (the “Listing”).

2.	the resolution that a general mandate be granted to the Directors to allot, issue or deal with additional shares of the Company not exceeding 20% of the total number of issued shares immediately following the Listing, and which is conditional upon the Listing (the “Issuance Mandate”).

3.	the resolution that a general mandate be granted to the Directors to exercise powers of the Company to repurchase shares of the Company representing up to 10% of the total number of issued shares immediately following the Listing, and which is conditional upon the Listing (the “Repurchase Mandate”).

4.	the resolution that subject to an approval of the Issuance Mandate and the Repurchase Mandate and conditional upon the Listing, an extension to the Issuance Mandate be approved, such that the number of shares of the Company purchased under the Repurchase Mandate will also be added to extend the Issuance Mandate, provided that such additional amount shall not exceed 10% of the number of issued shares of the Company immediately following the Listing.

5.	the resolution that the authorization to each of the directors of the Company or Maples Corporate Services Limited to take any and all action that might be necessary to effect the foregoing resolutions and make all necessary filings at the Cayman Registry as such director or Maples Corporate Services Limited, in his, her or its absolute discretion, thinks fit.

About OneConnect

OneConnect Financial Technology Co. Ltd. is a technology-as-a-service provider for financial institutions. The Company integrates extensive financial services industry expertise with market-leading technology to provide technology applications and technology-enabled business services to financial institutions. The integrated solutions and platform the Company provides include digital retail banking solution, digital commercial banking solution, digital insurance solution and Gamma Platform, which is a technology infrastructural platform for financial institutions. The Company’s solutions enable its customers’ digital transformations, which help them improve efficiency, enhance service quality, and reduce costs and risks.

The Company has established long-term cooperation relationships with financial institutions to address their needs of digital transformation. The Company has also expanded its services to other participants in the value chain to support the digital transformation of financial services eco-system. In addition, the Company has successfully exported its technology solutions to overseas financial institutions.

For more information, please visit ir.ocft.com.

Contacts

Investor Relations:

OCFT IR Team

OCFT_IR@ocft.com

Media Relations:

Amy Ding

Dingjingmin787@ocft.com

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